April 25, 2019

Di Chen
Secretary
ZK International Group Co., Ltd.
No. 678 Dingxiang Road, Binhai Ind. Park
Economic & Technology Development Zone
Wenzhou, Zhejiang Province
People's Republic of China 325025

       Re: ZK International Group Co., Ltd.
           Registration Statement on Form F-3
           Filed April 15, 2019
           File No. 333-230860

Dear Mr. Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction